MANAGER DIRECTED PORTFOLIOS
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

February 25, 2019

VIA EDGAR TRANSMISSION

Mr. Raymond Be
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manager Directed Portfolios (the “Trust”) Securities Act Registration No.: 333-133691
Investment Company Act Registration No.: 811-21897
iM DBi Managed Futures Strategy ETF (S000064047)

Dear Mr. Be:

This letter is being filed in response to your oral comments of December 5, 2018 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 58 to its registration statement, filed on behalf of its series, the iM DBi Managed Futures Strategy ETF (the “Fund”). PEA No. 58 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on October 15, 2018 for the purpose of registering the Fund as a new series of the Trust. PEA No. 65 was filed on February 25, 2019 pursuant to Rule 485(b)(1)(iii) to designate a new effective date for the previously filed PEA No. 58. Prior to the effective date of PEA No. 65, the Trust intends to file an additional PEA pursuant to Rule 485(b) under the 1933 Act, to be effective no earlier than PEA No. 65, for the purpose of incorporating the revisions discussed herein and to file exhibits to the Trust’s registration statement with respect to the Fund.

For your convenience, each of your comments is included in bold typeface and immediately followed by the Trust’s response, as follows:

1.	Comment: Please address the following comments regarding the Fund’s wholly-owned and controlled subsidiary (the “Subsidiary”).

a.
Comment: Disclose in the Statutory Prospectus that the Fund complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response: The disclosure has been revised in response to this comment.

b.
Comment: Disclose that the investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund, as defined under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and the investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c) of the 1940 Act, the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: iM Global Partner US LLC (“iM Global”) serves as the investment adviser to the Fund. Dynamic Beta investments, LLC (“DBi”) serves as the sub-adviser to the Fund, as well as the investment adviser to the Subsidiary. Although the Trust does not consider the investment advisory agreement between the Subsidiary and DBi to be a material agreement (as the Fund is not a party to such agreement), in the interest of full transparency, the Trust will file the agreement as an exhibit in a PEA to the Trust’s registration statement pursuant to Rule 485(b) under the 1933 Act.

The Trust responds further by noting that, because the Subsidiary is not registered as an investment company under the 1940 Act, the investment advisory agreement between the Subsidiary and DBi is not subject to the requirements of Section 15 of the 1940 Act; however, the agreement nevertheless will be approved by the Board of Trustees of the Trust and the services performed by DBi will be subject to review by the Board, including the Independent Trustees, in connection with the Board’s review of the Fund’s sub-advisory agreement with DBi.

The following disclosure has been added to the Fund’s Prospectus under the sub-heading entitled “Management of the Subsidiary”:

“The investment advisory agreement between the Sub-Adviser and the Subsidiary was approved by the Board of Trustees. However, because the Subsidiary is not registered under the 1940 Act, it is not subject to the regulatory protections of the 1940 Act and the Fund, as an investor in the Subsidiary, will not have all of the protections offered to investors in registered investment companies. Because the Fund wholly owns and controls the Subsidiary, and the Sub-Adviser is subject to the oversight of the Board of Trustees, it is unlikely that the Subsidiary will take action contrary to the interests of the Fund or the Fund’s shareholders. Additionally, as part of the Board of Trustees’ annual consideration of the sub-advisory agreement between the Adviser and the Sub-Adviser, the Board will also consider the Sub-Adviser’s performance with regard to the Subsidiary.”

c.	Comment: Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17 of the 1940 Act).

Response: The disclosure has been revised in response to this comment.

d.
Comment: Confirm supplementally that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” as shown in the fee table in the Prospectus; (2) the Subsidiary and its board of directors has agreed to or will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors has agreed to or will agree to inspection by the United States Securities and Exchange Commission staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the fee table in the Prospectus. In addition, the Subsidiary and/or its board of directors will agree to designate an agent for service of process in the United States, and the Subsidiary and/or its board of directors, for so long as the Fund is the sole investor in the Subsidiary, will agree to inspection by the United States Securities and Exchange Commission staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

2.	Comment: Please revise the following disclosures in the discussion of the Fund’s Principal Investment Strategies in the Prospectus using Plain English:

a.	Comment: When describing the quantitative model, please clarify what is meant by “key directional scenarios of a selected pool of the largest commodity trading advisor (“CTA”) hedge funds….”

Response:  The disclosure has been revised in response to this comment.

b.
Comment: When referring to the “Dynamic Beta Engine,” please explain in additional detail what the proprietary quantitative model is. Specifically, explain if the model follows a trend or counter-trend strategy and state whether the investment adviser has discretion. To the extent that the Fund will have more exposure to certain asset classes, explain how that will work.

Response:  The disclosure has been revised in response to this comment.

c.	Comment: When describing the Fund’s investments in highly-liquid, domestically-traded contracts, please explain the reference to “core positions of the target hedge funds” in more detail.

Response:  The disclosure has been revised in response to this comment.

d.	Comment: When discussing the sub-adviser’s effort to reduce certain risks, please define “gross notional exposure.”

Response:  The disclosure has been revised in response to this comment.

3.	Comment: Please delete the reference to “like a CTA hedge fund” in the second sentence of the third paragraph of the Principal Investment Strategies section.

Response: The Trust responds by making the requested revision.

4.
Comment: When describing that “the Fund may have highly leveraged exposure to one or more asset classes at times,” please explain whether the Fund intends to use leverage for investment purposes and, if so, to what extent leverage will be used.

Response:  The disclosure has been revised in response to this comment.

5.
Comment:  Please delete the reference to “however, the Fund is not subject to any additional limitations on its net long and short exposures” in the fourth paragraph of the Principal Investment Strategies section.

Response: The Trust responds by making the requested revision.

6.
Comment:  If the Fund expects to earn returns principally from the use of swaps, please add a footnote to the Prospectus fee table and disclose the embedded fees of the swaps, including the amount of anticipated fees expressed in basis points, or explain why this is not possible.

Response:  The Trust responds by stating the Fund does not expect to earn returns principally from the use of swaps. Therefore, a footnote to the Prospectus fee table is not necessary. In addition, the Trust responds by deleting the reference to “swap agreements” in the Principal Investment Strategies section of the Prospectus.

7.
Comment:  If the Fund expects to earn returns principally from the use of commodity pools, please add a footnote to the Prospectus fee table and disclose the embedded fees of the commodity pools, including the amount of anticipated fees expressed in basis points, or explain why this is not possible.

Response:  The Trust responds by stating that the Fund’s only investment in a commodity pool will be the Subsidiary, which will not charge any incremental embedded fees. Therefore, a footnote to the Prospectus fee table is not necessary.

8.
Comment:  Please enhance the “Market Risk” disclosure in the discussion of principal investment risks of the Fund to include a list of factors that would cause the trading prices of equity securities and other instruments to fluctuate.

Response:  The disclosure has been revised in response to this comment.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5208.

Sincerely,

/s/ Douglas J. Neilson
Douglas J. Neilson
President and Principal Executive Officer
Manager Directed Portfolios